Exhibit 99- 6g
This is the form of a material change report required under Section 85(l) of the Securities Act.
                                    FORM 27

                        BRITISH COLUMIBIA SECURITIES ACT

             MATERIAL CHANGE REPORT UNDER SECTION 85(l) OF THE ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under Section 85(l) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure".

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1.  Reporting Issuer

         State the full name and address of the principal office in Canada of the reporting issuer:

         Softcare EC.Com Inc. (the "Company")
         Suite 107 - 980 West 1st Street
         North Vancouver, BC V7P 3N4

Item 2.  Date of Material Change

         March 3, 2000

Item 3.  Press Release

         The Press Release dated March 3, 2000 was disseminated and forwarded to the Canadian Venture Exchange by the Company.

         A copy of the Press Release is attached as Schedule "A".

Item 4.  Summary of  Material  Change

         The Company announced it has signed an engagement letter with Canaccord Capital Corporation pursuant to which Canaccord Capital Corporation, Haywood Securities Inc. and Research Capital Corporation will offer to sell upto 1.3 million special warrants at a price of $3.75 per special warrant.



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Item 5.  Full Description of Material Change

         Supplement the summary required under item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

         The description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

         The above list merely described examples of some of the facts which may be significant The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

         For a full description of the material change, see Schedule "A",

Item 6.  Reliance on Section 85(2) of the Act

         If the report is being  filed on a  confidential  basis in  reliance of
         Section 85(2) of the Act, state the reasons for such reliance.

         INSTRUCTION:

         Refer to Section 85(3) of the Act concerning continuing obligations in respect of reports filed pursuant to this subsection.

         Not Applicable.

Item 7.  Omitted  Information

         In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but s. 85(3) of the Act will no longer be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

         State whether any information has been omitted on this basis and provide the reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to s. 169(3) of the Act.

         The reasons for the omission may be contained in a separate letter filed as provided in section 153 of the Securities Rules.

         Not Applicable.



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Item 8.  Senior Officers

         The following Senior Officer of the Company is available to answer questions regarding this report:

         Martyn A.  Armstrong,  President
         Suite 107 - 980 West 1st Street
         North Vancouver, BC V7P 3N4
         Phone: (604) 983-8083

Item 9.  Statement of Senior Officer

         The foregoing accurately discloses the material change referred to herein.

Dated at North Vancouver, BC, this l4th day of March, 2000.

                                        SOFTCARE EC.COM INC,

                                        Per:


                                        "Martyn A. Armstrong"
                                        -----------------------------------
                                        Martyn A. Armstrong
                                        President and Director












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                                  SCHEDULE "A"

(COMPANY LETTERHEAD)

                                                       Shares Issued: 15,062,028
                                                       Fully Diluted: 17,562,728
                                                                Symbol; SCE-CDNX
                                                                        NR-00-10
                 SoftCare Announces Brokered Private Placement

North  Vancouver,  British  Columbia,  March 3, 2000 -  SoftCare  EC.Com  (CDNX:
"SCE"), www.softcare.com, is pleased to announce that it has signed an engagement letter with Canaccord Capital Corporation pursuant to which Canaccord Capital Corporation, Haywood Securities Inc. and Research Capital Corporation (the "Agents") will offer and sell to investors up to 1,300,000 special warrants (the "Special Warrants"), at a price of $3.75 per Special Warrant, for estimated gross proceeds of $4,875,000. Each Special Warrant is exercisable, for no additional consideration, into a unit consisting of a share and one-half of a share purchase warrant. Each whole share purchase warrant (a "Warrant") entitles the holder to purchase one common share of the Company at a price of $4.25 per share for one year from the day (the "Offering Day") on which the Agents offer and sell the Special Warrants. If all of the Warrants are exercised, the maximum gross proceeds from the exercise of the Warrants will be $2,762,500.

In consideration for the services to be provided by the Agents, the Company has agreed to pay the Agents a cash commission equal to 8% of the gross proceeds of the sale of the Special Warrants plus that number of share purchase warrants (the Agents' Warrants) equal to 10% of the number of Special Warrants sold. Each Agents' Warrant will entitle the Agents to purchase one common share of the Company at a price of $3.75 per share for a period of one year from the Offering Day. The Agents have also been granted the option to solicit and accept subscriptions for up to an additional 195,000 Special Warrants.

The private placement is subject to regulatory approval from, and will be completed in accordance with the rules of, the Canadian Venture Exchange.

About SoftCare

SoftCare develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all your business e-trading relationships.

On Behalf of the Board of Directors,


Martyn Armstrong, President & CEO


For More Information Contact:


Clive Massey                            Joanna Longo
SoftCare EC.Com Inc.                    The Equicom Group Inc.
604 983 8083 tel                        416 815 0700 tel
604 983 8056 fax                        416 815 0080 fax
cmassey@softcare.com                    jlongo@equicomgroup.com

 SoftCare EC.com, Inc. Suite 107-980 West 1st Str, North Vancouver, BC V7P 3N4
       Tel: (604) 983-8083 Fax: (604) 983-8056 Toll Free: 1-888-SOFTCARE
                                www.softcare.com

SoftCare EC.Com, Inc. relies on litigation protection for statements that are not historical facts but are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially.



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